Mason Allen Of Counsel mallen@cronelawgroup.com

VIA EDGAR

March 27, 2023

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn:	Rucha Pandit Donald Field Aamira Chaudhry Rufus Decker

Re:	Qilun Group Inc. Amendment No. 3 to Registration Statement on Form F-1 Filed March 14, 2023 File No. 333-268512

Dear Ms. Pandit, Mr. Field, Ms. Chaudhry and Mr. Decker:

We write on behalf of Qilun Group Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated March 22, 2023, commenting on the Company’s Amendment No. 3 to the Registration Statement on Form F-1 filed March 14, 2023 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 3 to Registration Statement on Form F-1 filed March 14, 2023

Regulatory Permission, page 7

Cover Page

1.	We note your response comment 1 and reissue in part. In addition to your removal from this section of disclosure discussing the “Draft Overseas Listing Regulations,” please also add disclosure disclosing the “Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises” as you have done on page 65 of the registration statement.

Response: In response to this comment, the Company has amended the Registration Statement cover page to replicate the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises disclosure from page 65 of the Registration Statement.

Consolidated Financial Statements, page F-1

2.	Please either file as an exhibit the representation discussed in Instruction 2 to Item 8.A.4 of Form 20-F or include audited financial statements for the year ended December 31, 2022, as applicable.

Response: In response to this comment, the Company has amended the Registration Statement to file as an exhibit the request for waiver and representation under Item 8.A.4 of Form 20-F.

General

3.	We note your response to comment 4 and your revised disclosures. Please further revise your disclosure to reflect that the selling security holders will offer and sell their ordinary shares at either a fixed price or within a specified range until such time as the ordinary shares are quoted on the OTCQB marketplace, and thereafter at prevailing market prices. Please be sure to disclose the fixed price or a bona fide price range in a pre-effective amendment (i.e., specify the dollar amount of the fixed price or the dollar amounts of the price range). Finally, please include the revised pricing disclosure on the prospectus cover page and in the prospectus summary, selling security holder and plan of distribution sections of the prospectus.

Response: In response to this comment, the Company has amended the Registration Statement to clarify, in the prospectus cover page, the prospectus summary, selling security holder and plan of distribution, that the Selling Stockholders will sell the shares through public or private transactions at a purchase price of $0.20 per share until the shares are eligible for proprietary quotations and quoted on the OTCQB Markets, and thereafter at prevailing market prices or at privately negotiated prices.

Please feel free to contact me should you require additional information at (917) 574-7812 or mallen@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Mason Allen
Mason Allen, Esq.